Exhibit 99.1

TRICOM REPORTS SECOND QUARTER RESULTS

(Santo Domingo, Dominican Republic, August 25, 2005) Tricom, S.A. (OTC: TRICY) today announced consolidated unaudited financial and operational results for the second quarter and first six months of 2005.

Results of Operations

Operating revenues grew 29 percent to $55.4 million for the 2005 second quarter compared to $43.0 for the 2004 second quarter, and increased by 31 percent to $110.4 million during the first six months of 2005 compared to $84.3 million for the first six months of 2004.  These results reflect the continued improvement of the Company’s core domestic businesses coupled with the appreciation of the value of the Dominican peso. The revenue growth was driven by the Company’s domestic telephony, mobile, cable and data & Internet services, offset by slightly lower international long distance revenues.

Operating losses declined by approximately 35 percent to $5.0 million during the 2005 second quarter compared to $7.7 million during the 2004 second quarter, and by 45 percent to $6.9 million during the first six months of 2005 compared to $12.6 million for the first six months of 2004. The improvement in the Company’s operating performance during the 2005 second quarter and first six months of the year is attributable to improved margins resulting from higher operating revenues.

Consolidated operating costs and expenses increased by 19.3 percent to $60.4 million in the 2005 second quarter, and by 21.1 percent to $117.3 million during the first half of the year, primarily due to higher selling, general and administrative expenses (SG&A) and non-cash depreciation and amortization charges. These increases were offset in part by lower costs related to the Company’s financial restructuring efforts totaling $1.8 million during the 2005 second quarter and $3.0 million during the first six months of the year compared to $2.6 million during the 2004 second quarter and $4.6 million during the first six months of 2004.

SG&A expenses increased by 77.4 percent to $20.6 million in the 2005 second quarter and by 71.1 percent to $38.4 million during the first six months of the year, mainly due to higher employee compensation, which include severance and other compensations payable to the Company’s former Chief Executive Officer, energy and occupancy costs, as well as marketing and promotional expenses. The increases in SG&A expenses were in large part attributed to the increase in the average value of the Dominican Peso. Depreciation and amortization expenses totaled $16.0 million during the 2005 second quarter and $32.1 million during the first six months of 2005, a 12 percent and 20 percent, increase respectively, from the year-ago periods. The increase in depreciation and amortization expenses is due primarily to a shorter useful life of the Company’s depreciable asset base.

Interest expense increased by 18.6 percent to $16.7 million in the 2005 second quarter, and by 12.6 percent to $33.2 million during the first half of the year primarily due to currency appreciation impacting peso-denominated interest bearing indebtedness, as well as cumulative penalties for debt in arrears. The Company is in default with respect to its outstanding indebtedness, approximately $446 million principal amount as of June 30, 2005.

Net loss totaled $20.8 million, or $0.32 per share, for the 2005 second quarter, and $40.1 million, or $0.62 per share, for the first six months of the year.

Recent Developments

On June 16, 2005, the Company announced that former Chief Executive Officer (CEO) and President Carl Carlson left the Company. The Company’s Board of Directors selected Hector Castro Noboa, Secretary and Vice-Chairman of the Board of Directors, to succeed Mr. Carlson as CEO. Mr. Carlson continues to work with the Company in a consulting role.

On July 27, 2005, the Company reached a settlement with General Electric Credit Corporation of Tennessee and General Electric Capital Corporation of Puerto Rico with respect to claims arising from the Company’s alleged breach of a lease agreement due to early termination in December 2003. As part of the settlement, the Company has signed a 7-year $6 million 9% per annum promissory note payable in monthly installments, with the first year comprised of interest-only payments and the principal balance amortized over the remaining 6 years.

Financial Restructuring Update

The Company understands that certain of its creditors, including an ad hoc committee of holders of its 11-3/8 percent Senior Notes, along with GFN Corporation, the Company’s majority shareholder, continue to engage in discussions regarding an agreement on a consensual financial restructuring of the Company’s balance sheet. The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the value and treatment of the Company’s existing secured and unsecured obligations, as well as that of the interest of its existing shareholders, is uncertain at this time. Even if a restructuring can be completed, the value of the Company’s existing debt securities and instruments is expected to be substantially less than the current recorded face amount of such obligations, and investors in the Company’s equity interests, including the American Depository Shares, are expected to receive little or no value with respect to their investment.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$Thousands)

	Three-Months Ended		Six-Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total operating revenues	$42,970	$55,414	$84,260	$110,403

Operating costs and expenses:
Cost of sales and services	22,142	21,957	43,096	43,834
Selling, general and administrative expenses	11,629	20,627	22,446	38,408
Depreciation and amortization	14,305	16,021	26,709	32,055
Special items & other operating expenses	2,585	1,839	4,637	3,048
Total operating costs and expenses	50,662	60,445	96,888	117,346

Operating income (loss)	(7,692)	(5,030)	(12,629)	(6,943)

Other income (expenses):
Interest expense	(14,035)	(16,652)	(29,432)	(33,152)
Interest income	21	141	34	223
Foreign currency exchange gain (loss)	463	432	1,873	(591)
Other, net	153	355	171	559
Other expenses, net	(13,399)	(15,725)	(27,354)	(32,961)

Earnings (Loss) before income taxes	(21,090)	(20,756)	(39,982)	(39,904)

Income taxes, net	(60)	(90)	(120)	(180)

Net earnings (loss)	$(21,150)	$(20,846)	$(40,102)	$(40,084)

Earnings (Loss) per common share	$(0.33)	$(0.32)	$(0.62)	$(0.62)

Average number of common shares used in calculation	64,603	64,603	64,603	64,603

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For Further Information Contact:

Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@tricom.net